                                                             Page 1 of ___ Pages


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                          SA Telecommunications, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                Series A Cumulative Convertible Preferred Stock
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   783942 10 5
                                 --------------
                                 (CUSIP Number)

                            Stephen P. Farrell, Esq.
                            Morgan, Lewis & Bockius
                                101 Park Avenue
                           New York, New York  10178
- --------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 August 1, 1995
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D               Page 2 of ___ Pages

 CUSIP NO. [783942 10 5]

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Jesup & Lamont Capital Markets, Inc.

- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /x/
                                                                         (b) / /
- --------------------------------------------------------------------------------
3    SEC USE ONLY
- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
             WC,00
- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                             / /
- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
- --------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
   NUMBER OF            None
    SHARES          ------------------------------------------------------------
 BENEFICIALLY       8   SHARED VOTING POWER
   OWNED BY             (a) 1,833,336 shares of Common Stock (includes 500,000
     EACH           shares issuable upon exercise of Warrant and 1,333,336
   REPORTING        shares issuable upon conversion of 166,667 shares of Series
    PERSON          A Preferred Stock upon current conversion terms)
                        (b) 166,667 shares of Series A Cumulative Convertible
                    Preferred Stock
                    ------------------------------------------------------------
                    9   SOLE DISPOSITIVE POWER
                        None
                    ------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                        (a) 1,833,336 shares of Common Stock (includes 500,000
                    shares issuable upon exercise of Warrant and 1,333,336
                    shares issuable upon conversion of 166,667 shares of Series
                    A Preferred Stock upon current conversion terms)
                        (b) 166,667 shares of Series A Cumulative Convertible
                    Preferred Stock
- --------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    (a) 1,833,336 shares of Common Stock (includes 500,000 shares issuable upon exercise of Warrant and 1,333,336 shares issuable upon conversion of 166,667 shares of Series A Preferred Stock upon current conversion terms)
    (b) 166,667 shares of Series A Cumulative Convertible Preferred Stock
- --------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

- --------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    (a) 11.8%**
    (b) 100%
- --------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
            CO
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

** ASSUMES 11,591,730 SHARES OF COMMON STOCK OUTSTANDING ACCORDING TO THE PROXY STATEMENT OF SA HOLDINGS, INC. FOR ITS 1995 ANNUAL MEETING AND ASSUMES THE CONVERSION OF 1,250,000 SHARES OF SERIES B CUMULATIVE CONVERTIBLE PREFERRED STOCK INTO COMMON STOCK AND ASSUMES THE EXERCISE OF WARRANTS TO PURCHASE 1,050,000 SHARES OF COMMON STOCK.

                                  SCHEDULE 13D               Page 3 of ___ Pages

 CUSIP NO. [783942 10 5]

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Eagle Financial Group, Inc., d/b/a
                 Jesup & Lamont Group Holdings, Inc.

- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /x/
                                                                         (b) / /
- --------------------------------------------------------------------------------
3    SEC USE ONLY
- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
             WC,00
- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                             / /
- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
- --------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
   NUMBER OF            None
    SHARES          ------------------------------------------------------------
 BENEFICIALLY       8   SHARED VOTING POWER
   OWNED BY             (a) 1,833,336 shares of Common Stock (includes 500,000
     EACH           shares issuable upon exercise of Warrant and 1,333,336
   REPORTING        shares issuable upon conversion of 166,667 shares of Series
    PERSON          A Preferred Stock upon current conversion terms)
                        (b) 166,667 shares of Series A Cumulative Convertible
                    Preferred Stock
                    ------------------------------------------------------------
                    9   SOLE DISPOSITIVE POWER
                        None
                    ------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                        (a) 1,833,336 shares of Common Stock (includes 500,000
                    shares issuable upon exercise of Warrant and 1,333,336
                    shares issuable upon conversion of 166,667 shares of Series
                    A Preferred Stock upon current conversion terms)
                        (b) 166,667 shares of Series A Cumulative Convertible
                    Preferred Stock
- --------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    (a) 1,833,336 shares of Common Stock (includes 500,000 shares issuable upon exercise of Warrant and 1,333,336 shares issuable upon conversion of 166,667 shares of Series A Preferred Stock upon current conversion terms)
    (b) 166,667 shares of Series A Cumulative Convertible Preferred Stock
- --------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

- --------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    (a) 11.8%**
    (b) 100%
- --------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
            CO
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

** ASSUMES 11,591,730 SHARES OF COMMON STOCK OUTSTANDING ACCORDING TO THE PROXY STATEMENT OF SA HOLDINGS, INC. FOR ITS 1995 ANNUAL MEETING AND ASSUMES THE CONVERSION OF 1,250,000 SHARES OF SERIES B CUMULATIVE CONVERTIBLE PREFERRED STOCK INTO COMMON STOCK AND ASSUMES THE EXERCISE OF WARRANTS TO PURCHASE 1,050,000 SHARES OF COMMON STOCK.

                                  SCHEDULE 13D               Page 4 of ___ Pages


 CUSIP NO. [783942 10 5]

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Howard Curd

- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /x/
                                                                         (b) / /
- --------------------------------------------------------------------------------
3    SEC USE ONLY
- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
             WC,00
- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                             / /
- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
- --------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
   NUMBER OF            None
    SHARES          ------------------------------------------------------------
 BENEFICIALLY       8   SHARED VOTING POWER
   OWNED BY             (a) 1,833,336 shares of Common Stock (includes 500,000
     EACH           shares issuable upon exercise of Warrant and 1,333,336
   REPORTING        shares issuable upon conversion of 166,667 shares of Series
    PERSON          A Preferred Stock upon current conversion terms)
                        (b) 166,667 shares of Series A Cumulative Convertible
                    Preferred Stock
                    ------------------------------------------------------------
                    9   SOLE DISPOSITIVE POWER
                        None
                    ------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                        (a) 1,833,336 shares of Common Stock (includes 500,000
                    shares issuable upon exercise of Warrant and 1,333,336
                    shares issuable upon conversion of 166,667 shares of Series
                    A Preferred Stock upon current conversion terms)
                        (b) 166,667 shares of Series A Cumulative Convertible
                    Preferred Stock
- --------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    (a) 1,833,336 shares of Common Stock (includes 500,000 shares issuable upon exercise of Warrant and 1,333,336 shares issuable upon conversion of 166,667 shares of Series A Preferred Stock upon current conversion terms)
    (b) 166,667 shares of Series A Cumulative Convertible Preferred Stock
- --------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

- --------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    (a) 11.8%**
    (b) 100%
- --------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
            CO
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

** ASSUMES 11,591,730 SHARES OF COMMON STOCK OUTSTANDING ACCORDING TO THE PROXY STATEMENT OF SA HOLDINGS, INC. FOR ITS 1995 ANNUAL MEETING AND ASSUMES THE CONVERSION OF 1,250,000 SHARES OF SERIES B CUMULATIVE CONVERTIBLE PREFERRED STOCK INTO COMMON STOCK AND ASSUMES THE EXERCISE OF WARRANTS TO PURCHASE 1,050,000 SHARES OF COMMON STOCK.

                                  SCHEDULE 13D               Page 5 of ___ Pages

                        STATEMENT PURSUANT TO RULE 13d-1

                                     OF THE

                         GENERAL RULES AND REGULATIONS

                                   UNDER THE

                  SECURITIES EXCHANGE ACT OR 1934, AS AMENDED


     The responses in each of Items 3, 4, 5 and 6 are incorporated by reference into each of the other such Items, and should be read together.

Item 1.  Security and Issuer.

     This Schedule 13D relates to (i) the SA Holdings, Inc. Common Stock Purchase Warrant Certificate issued to Jesup & Lamont Capital Markets, Inc., dated July 31, 1995, (ii) Common Stock, $.0001 par value per share (the "Common Stock"), of SA Telecommunications, Inc. (formerly known as SA Holdings, Inc.), a Delaware corporation ("SA Holdings"), and (iii) Series A Cumulative Convertible Preferred Stock, $.00001 par value per share (the "Series A Preferred Stock"), of SA Holdings. The principal executive offices of SA Holdings are located at 1912 Avenue K, Suite 100, Plano, Texas 75074-5959.


Item 2.  Identity and Background.

(a) This statement on Schedule 13D is being filed by each of (i) Howard Curd, an individual ("Curd") with a business address at 650 Fifth Avenue, New York, New York 10019, (ii) Eagle Financial Group, Inc., d/b/a Jesup & Lamont Group Holdings, Inc., a Delaware corporation wholly-owned by Curd ("J & L Holdings") and (iii) Jesup & Lamont Capital Markets, Inc., a Delaware corporation and wholly-owned subsidiary of J & L Holdings ("J & L Capital Markets," and collectively with Curd and J & L Holdings, the "Reporting Persons").

     Attached as Appendix A is information concerning the executive officers and directors of each of the Reporting Persons required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. Such executive officers and directors may be deemed, but are not conceded to be, controlling persons of the Reporting Person. No corporation or other person is or may be deemed to be ultimately in control of any of the Reporting Persons.

(b) The address of the principal business and the principal office of each of the Reporting Persons is 650 Fifth Avenue, New York, New York 10019.

(c) Mr. Curd's current pricipal employment is as President and Chief Executive Officer of Jesup & Lamont Securities Corp., a wholly-owned subsidiary of J & L Holdings. He is the sole shareholder of J & L Holdings.

     J & L Holdings is a holding company whose three subsidiaries are respectively engaged in providing investment banking advisory services, broker dealer activities and making principal investments.

     J & L Capital Markets is a wholly-owned subsidiary of J & L Holdings and provides investment banking advisory services to its clients.

                                  SCHEDULE 13D               Page 6 of ___ Pages

(d) During the last five years, except as set forth in Appendix A, none of the Reporting Persons nor any of the persons or entities referred to in Appendix A has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(e) The domicile of each of the Reporting Persons is set forth in the Introduction to this Schedule 13D.

(f)  All persons named in Appendix A are citizens of the United States.


Item 3. Source and Amount of Funds or Other Consideration.

         J & L Capital Markets performed investment advisory services for SA Holdings and, in lieu of the cash fee for such services, SA Holdings issued to J & L Capital Markets: (i) the SA Holdings, Inc. Common Stock Purchase Warrant Certificate (the "Warrant") to purchase 500,000 shares of Common Stock
(the "Warrant") and (ii) 55,556 shares of Series A Preferred Stock. Additionally, J & L Capital Markets paid $1,000,000 in cash as consideration for 111,111 shares of Series A Preferred Stock.


Item 4.  Purpose of Transaction.

         J & L Capital Markets acquired the Warrant and shares of Series A Preferred Stock in exchange for investment advisory services rendered to SA Holdings as described in Item 3.

         The Share Purchase Agreement, dated as of July 31, 1995 (the "Share Purchase Agreement") by and between SA Holdings and J & L Capital Markets, pursuant to which 166,667 shares of Series A Preferred Stock were issued to J & L Capital Markets, provides that, so long as at least 100,000 shares of Series A Preferred Stock are outstanding or so long as J & L Capital Markets and its affiliates beneficially own 5% or more of the voting power of the outstanding capital stock of SA Holdings, SA Holdings will use its best efforts to cause to be elected to its Board of Directors, from July 31, 1995 until the next stockholders meeting at which directors are to be elected, one person, and thereafter, a total of two persons nominated by J & L Capital Markets. J & L Capital Markets intends to exercise such rights by nominating persons to the Board of Directors.

     Additionally, the Certificate of Designations, Preferences and Rights of Series A Cumulative Convertible Preferred Stock, $.00001 par value per share, of SA Holdings, Inc. (the "Certificate of Designations") provides that, upon the occurrence of certain events of default with respect to the Series A Preferred Stock, the holders thereof are entitled to elect a number of directors to the Board of Directors of SA Holdings based upon the proportion of Common Stock

                                  SCHEDULE 13D               Page 7 of ___ Pages

into which the outstanding Series A Preferred Stock would be convertible to the number of directors serving on the Board at such time.

     The Reporting Persons may change any of their current intentions or dispose of all or any part of the Common Stock or Series A Preferred Stock beneficially owned by the Reporting Persons, or take any other action with respect to SA Holdings or any of its equity securities in any manner permitted by law. Except as disclosed in this Item 4, neither of the Reporting Persons has any current plans or proposals that relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of
Schedule 13D.

     The foregoing response to this Item 4 is qualified in its entirety by reference to the Share Purchase Agreement, the full text of which is filed as Exhibit A hereto and incorporated herein by reference, the Certificate of Designations, included as Exhibit A to the Share Purchase Agreement and incorporated herein by reference, the Warrant Purchase Agreement, dated as of July 31, 1995 (the "Warrant Purchase Agreement"), between SA Holdings and J & L Capital Markets, and the Warrant, the full text of each of which is filed as Exhibit B and C, respectively, hereto and incorporated herein by reference.


Item 5.  Interest in Securities of the Issuer.

     (a) The aggregate number of shares of Common Stock beneficially owned by each of the Reporting Persons is 1,833,336 shares, including 500,000 shares issuable upon exercise of the Warrant and 1,333,336 shares issuable upon conversion of the shares of Series A Preferred Stock based on the current conversion terms, or approximately 11.8% of the class of such securities. The aggregate number of shares of Series A Preferred Stock beneficially owned by each of the Reporting Persons is 166,667, or 100% of the class of such securities. Beneficial ownership of all such shares was acquired as described in Item 3 and Item 4.

     (b) The number of shares of Common Stock and Series A Preferred Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Person is set forth in the cover pages and such information is incorporated herein by reference.

     (c) There have been no reportable transactions with respect to the Common Stock within the last 60 days by any of the Reporting Persons except for the acquisition of beneficial ownership of the shares of Common Stock and Series A Preferred Stock being reported on this Schedule 13D.

     (d) None of the Reporting Persons has, and to the knowledge of each such person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from

                                  SCHEDULE 13D               Page 8 of ___ Pages

the sale of the shares of Common Stock being reported on this Schedule 13D.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

     The responses to Item 2, Item 3 and Item 4, the Share Purchase Agreement, the Certificate of Designations, the Warrant Purchase Agreement and the Warrant are incorporated herein by reference.

Item 7.  Material Filed as Exhibits.

     The following are filed herewith as Exhibits to this Schedule 13D:

     A. Share Purchase Agreement, dated as of July 31, 1995 by and between SA Holdings and J & L Capital Markets.

     B. Warrant Purchase Agreement, dated as of July 31, 1995, between SA Holdings and J & L Capital Markets.

     C. SA Holdings, Inc. Common Stock Purchase Warrant Certificate to Purchase 500,000 shares of Common Stock issued to J & L Capital Markets, dated July 31, 1995.

     D. Certificate of Designations, Preferences and Rights of Series A Cumulative Convertible Preferred Stock, $.00001 par value per share, of SA Holdings, Inc. (see Exhibit A to Share Purchase Agreement filed as Exhibit A hereto).

     E. Joint Filing Agreement, dated August 9, 1995, among J & L Holdings, J & L Capital Markets and Howard Curd.

                                  SCHEDULE 13D               Page 9 of ___ Pages

                                   SIGNATURE


     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and each of the undersigned agrees that this statement may be filed jointly.

Dated:  August 9, 1995

                                        Jesup & Lamont Capital Markets, Inc.

                                        By:    Howard Curd
                                               ---------------------------------
                                        Name:  Howard Curd
                                        Title: Executive Vice President


                                        Eagle Financial Group, Inc., d/b/a
                                        Jesup & Lamont Group Holdings, Inc.


                                        By:    Howard Curd
                                               ---------------------------------
                                        Name:  Howard Curd
                                        Title: President and Co-Chief
                                               Executive Officer



                                        Howard Curd
                                        ----------------------------------------
                                        Howard Curd

                                  SCHEDULE 13D              Page 10 of ___ Pages

                                   APPENDIX A

                            DIRECTORS AND EXECUTIVE
                       OFFICERS OF J & L CAPITAL MARKETS
                               AND J & L HOLDINGS


        1. DIRECTORS AND EXECUTIVE OFFICERS OF J & L CAPITAL MARKETS. The following table sets forth the name, age, business address and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each director and executive officer of J & L Capital Markets. Each such person is a citizen of the United States of America, and, unless otherwise indicated below, the business address of each such person is c/o Jesup & Lamont Capital Markets, Inc., 650 Fifth Avenue, New York, New York 10019.

                                                 PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL
NAME                                             POSITIONS HELD DURING THE PAST FIVE YEARS; BUSINESS ADDRESS
- ----                                             -----------------------------------------------------------
Howard Curd (30).......................          Director of J & L Capital Markets since December 1994. Mr.
                                                 Curd has also served as the Executive Vice President of J & L
                                                 Capital Markets since December 1994.  Since its inception
                                                 in 1991, Mr. Curd's principal employment has been as
                                                 President and Chief Executive Officer of Jesup & Lamont
                                                 Securities Corp. During 1990, Mr. Curd was a Vice President
                                                 of Jesup & Lamont Securities Group.

Reuben Richards (39)...................          Director of J & L Capital Markets since December 1994. Mr.
                                                 Richards' principal occupation since December 1994 has been as President of J & L Capital Markets.  From April 1991
                                                 through November 1994, Mr. Richards was a co-founder,
                                                 principal and Managing Director of Hauser, Richards & Co.
                                                 From 1988 through March 1991, Mr.  Richards was a Managing
                                                 Director of Prudential Bache Capital Funding.


        2. DIRECTORS AND EXECUTIVE OFFICERS OF J & L HOLDINGS. The following table sets forth the name, age, business address and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each director and executive officer of J & L Holdings. Each such person is a citizen of the United States of America, and, unless otherwise indicated below, the business address of each such person is c/o Jesup & Lamont Group Holdngs, Inc., 650 Fifth Avenue, New York, New York 10019.

                                                 PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL
NAME                                             POSITIONS HELD DURING THE PAST FIVE YEARS; BUSINESS ADDRESS
- ----                                             -----------------------------------------------------------

                                  SCHEDULE 13D              Page 11 of ___ Pages


Howard Curd (30).......................          Director, Co-Chief Executive Officer and President of J & L
                                                 Holdings since April 1991. See paragraph 1 above for
                                                 additional information.

Rueben Richards (39)...................          Chairman of the Board, Director and Co-Chief Executive
                                                 Officer of J & L Holdings since December 1994. See paragraph
                                                 1 above for additional information.

                                  SCHEDULE 13D            Page 12 of ___ Pages

                                 EXHIBIT INDEX


Exhibit                Description

     A. Share Purchase Agreement, dated as of July 31, 1995, by and between SA Holdings and J & L Capital Markets.

     B. Warrant Purchase Agreement, dated as of July 31, 1995, between SA Holdings and J & L Capital Markets.

     C. SA Holdings, Inc. Common Stock Purchase Warrant Certificate to Purchase 500,000 shares of Common Stock issued to J & L Capital Markets, dated July 31, 1995.

     D. Certificate of Designations, Preferences and Rights of Series A Cumulative Convertible Preferred Stock,
                       $.00001 par value per share, of SA Holdings, Inc. (see Exhibit A to Share Purchase Agreement filed as Exhibit A hereto).

     E. Joint Filing Agreement, dated August 9, 1995, among J & L Holdings, J & L Capital Markets and Howard Curd.